Exhibit (d)(3)(v)

SCHEDULE A

TO

PROFUNDS

EXPENSE LIMITATION AGREEMENT

On behalf of the

Government Money Market ProFund

Effective May 1, 2019 — April 30, 2020

	Expense Limit
Fund Name	Investor Class	Service Class
Government Money Market ProFund	0.98%	1.98%

PROFUND ADVISORS LLC			ACCESS ONE TRUST
a Maryland limited liability company			a Delaware statutory trust

By:	/s/ Michael L. Sapir	By:	/s/ Todd B. Johnson
	Michael L. Sapir		Todd B. Johnson
	Chief Executive Officer		President